As filed with the Securities and Exchange Commission April 29, 2005





April 29, 2005



Securities and Exchange Commission
450 Fifth Street, NW
Washington, DC 20549

          Re:  Request for Withdrawal
               The Cincinnati Gas & Electric Company, et. al. ("Applicants") Application-Declaration on Form U-1, filed December 2, 2004 File No. 70-10271 ("Application")

         The Applicants respectfully withdraw the Application.

                                                Sincerely,


                                                /s/George Dwight, II
                                                George Dwight, II
                                                Associate General Counsel